[Cray Inc. Letterhead]
Edgar Correspondence
October 22, 2008
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cray Inc. Form 10-K for the Year Ended December 31, 2007, Filed March 11, 2008 Definitive Proxy Statement, Filed March 31, 2008 File No. 000-26820
Dear Ms. Collins:
This letter responds to your letter of September 30, 2008, responding to our reply letter, dated September 12, 2008, to your initial comment letter on the above-referenced filings. Again, for ease of reference, the Staff comments are set forth below in bold and our response to each comment follows immediately thereafter. Page references are from our 2007 Annual Report on Form 10-K or 2008 Proxy Statement, as appropriate, unless otherwise specified.
Staff Comment:
Form 10-K for the Fiscal year Ended December 31, 2007
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue and Gross Margins, page 35
1.
We have reviewed your response to our prior comment 4 and note that you believe that the guidance provided by EITF 96-9 should not be applied to the impairment of core technology as that asset was not inventory. You further indicate that you did not apply this guidance by analogy based on the decision to discontinue future development of the technology, the determination that this technology had little to no future economic benefit to you, and your decision to exit the product line was not considered a normal, recurring activity. However, we also note in your response that this technology was incorporated into your product and as noted in EITF 96-9, the Staff believes that decisions about the timing, method, and pricing of dispositions of inventory are generally considered to be normal, recurring activities integral to the management of the ongoing business. As a result, we continue to believe that when technology that is included in your products have been written off, such amounts should be included in cost of revenue. As a result, notwithstanding the reasons identified in your response, we believe that you should include impairment charges related to core technology as a cost of product revenue.

Company Response:
The core technology at issue was incorporated into our Cray XD1 product. This product was being discontinued as part of our larger decision to abandon a strategic initiative and close our Canadian development operations. We did perform a lower of cost or market evaluation on our Cray XD1 inventory. All adjustments to markdown inventory were recorded to cost of product revenue.
The core technology asset was reported as an intangible asset for financial reporting purposes and was amortized based on the Company’s expectation of its future expected use (generally thought to be through the life of the Cray XD1 product and importantly its anticipated successor products). Our products have life cycles that range from one to three years and, as such, the amortization period of five years was based on the estimated product life of the Cray XD1 and its successor products. The Cray XD1 system and expected successor products resulted from a significant strategic initiative to address a broader part of the supercomputer market.
We continue to believe that the decision to abandon this initiative, and the resulting action to discontinue our development efforts on the Cray XD1 system (and its successor products) and the directly related closing of our Canadian development operations, was not a normal, recurring activity for the Company, nor one associated with an inventory activity. This decision led us to evaluate the core technology asset (based on guidance from FAS 142 Goodwill and Other Intangible Assets, paragraph 15 and FAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets, paragraphs 7 and 8) for impairment.
We do not agree with the view that the charge-off of the unamortized balance of a long-lived asset necessarily represents a charge to cost of product revenue. Many long-lived assets (such as manufacturing equipment) are ultimately realized through the production of inventory and that their amortization or depreciation, when recorded, comprises part of inventory cost but such assets are not classified as “inventory.” The “core technology” is a similar long-lived asset.

To that point, we cite the following excerpt from ARB 43 Chapter 4: Inventory Pricing, Paragraph 3:
“The term inventory embraces goods awaiting sale (the merchandise of a trading concern and the finished goods of a manufacturer), goods in the course of production (work in process), and goods to be consumed directly or indirectly in production (raw materials and supplies). This definition of inventories excludes long-term assets subject to depreciation accounting, or goods which, when put into use, will be so classified. The fact that a depreciable asset is retired from regular use and held for sale does not indicate that the item should be classified as part of the inventory.”
Additionally, we are not aware of situations where gains or losses on the disposition of long-lived assets used in production (such as property, plant and equipment) are classified as cost of sales. The guidance provided in FAS 144, paragraph 25, states that such gains and losses should be included in income from continuing operations before income taxes.
We agree with the conclusions reached in EITF 96-9 as they relate to inventory. While we can understand the argument by analogy, we continue to believe, under the authorities cited above, that the write-down of the core technology in our circumstances is an impairment of a long-lived asset, as the core technology related to both current and future products. We do not believe that the estimated useful life of the core technology asset was changed (that is, reduced); rather our decision to discontinue our future development efforts and significant use of the technology impaired the asset. If we had not made the larger business decision to abandon a strategic initiative, close our Canadian development operations and then discontinue the Cray XD1 product and its successor products, we believe that the core technology would have had continuing value close to the originally estimated amortizable life.
We fully disclosed the impairment of the core technology asset in our notes to the Financial Statements and Management’s Discussion and Analysis in our 2005 Form 10-K. We also believe that our Statement of Operations for 2005 would not be materially different even if such a reclassification to cost of product revenue were required under generally accepted accounting principles. Our materiality assessment considered both quantitative and qualitative factors. Such a reclassification would not change our reported Loss from Operations of $60.9 million, our Net Loss of $64.3 million or our Net Loss per Share of $2.91. The impact would be to increase cost of product revenue by $3.9 million and therefore to lower product gross margin by $3.9 million. While this change would reduce our 2005 product gross margin percentage by 2.6% (from 8.3% to 5.7%), our 2005 product gross margin was poor, compared to business expectations, regardless of whether this charge is included or excluded. We do not understand how this fully disclosed issue could be material based on the perspective of a reasonable investor or creditor. Furthermore, this issue relates to 2005. The 2005 year will no longer be included as part of our audited financial statements in our 2008 Form 10-K.

For all of the reasons stated above, we should not be required to restate our 2005 Statement of Operations to reclassify the $3.9 million impairment charge to cost of product revenue.
Staff Comment:
Note 2. Summary of Significant Accounting Policies
Research and Development, page F-9
2.
We note in your response to our prior comment 7 that in determining your accounting for research and development projects, you consider the factors discussed in paragraphs 5-11 of SFAS 68 in determining whether amounts received from customers should be accounted for as revenue or a reduction to research and development expense. Clarify whether any amounts received under the DARPA Phase II and III contracts are refundable regardless of the outcome of the research and development project and whether the Company retains, or has the right to obtain, the results developed under these agreements. Additionally, clarify whether the Company is obligated to provide a deliverable under either of the DARPA Phase II and III contracts.

Company Response:
We confirm that no amounts received under the DARPA Phase II agreement were refundable, regardless of the outcome of the research. We own all intellectual property developed under the Phase II agreement. The customer (the U.S. government) had certain march-in rights and data rights had we decided not to pursue certain technologies. The outcome of the research and development does not impact ownership of the intellectual property developed under the Phase II agreement. We delivered only defined technical reports under the Phase II agreement.
We confirm that no amounts received under the DARPA Phase III agreement are refundable, regardless of the outcome of the research. As we have disclosed in our SEC filings and in our September 12 response, we must spend at least $375 million by the end of the agreement to receive the full amount of the award of $250 million. Although we are confident and fully expect that we will spend more than that amount under the DARPA Phase III agreement, nevertheless if we did not achieve the required level of spending, the U.S. government could only reduce or not make the final payment in order to achieve the required one-third / two-thirds spending ratio; it could not reclaim any previously delivered payment. As we have disclosed, our accounting policy is not to record a receivable for prospective amounts that may be received from the U.S. government prior to completing all the requirements necessary to bill for a milestone or cost-reimbursement payment. We own all intellectual property developed under the Phase III agreement. The U.S. government has certain march-in rights and data rights, should we decide not to make certain technologies commercially available to the public on reasonable terms within two years after delivery to the U.S. government. Under the Phase III agreement, we are to deliver defined technical reports throughout the contract term and to manufacture system prototypes near the completion of the contract. We will own the prototypes and related components, and we are not required to deliver the prototypes to the U.S. government, although the U.S. government will have access to use the prototype systems for a six-month period following demonstration of the prototype.

Staff Comment:
3.
We also note that in determining your accounting for research and development projects, you consider the amount of funding to be received compared to total costs expected to be incurred for the program and in cases where the amount of funding to be received is initially expected to exceed the expected total cost of the program, you will generally classify such amounts received as revenue. Tell us the accounting literature relied on in determining that this factor is appropriate for determining whether funding to be received is classified as revenue or a reduction to research and development expense.

Company Response:
While FAS 68 Research and Development Arrangements does not specifically address the reporting of government—sponsored research and development, Paragraph 4 of that statement provides the following:
“An enterprise shall determine the nature of the obligation it incurs when it enters into an arrangement with other parties who fund its research and development. The factors discussed in paragraphs 5-11 and other factors that may be present and relevant to a particular arrangement shall be considered when determining the nature of the enterprise’s obligation.”
As part of the requirement to address other factors that may be present and relevant to a particular arrangement, we considered the guidance in the AICPA Audit and Accounting Guide: Federal Government Contractors paragraphs 3.50 through 3.57. Specifically, we evaluated Paragraph 3.53, which states:
“The committee believes that certain arrangements are different from production type contracts covered in SOP 81-1 and that such activities are research and development as previously defined in paragraph 3.51. Consequently, the committee believes that contract accounting principles do not apply to those arrangements meeting all of the following conditions:
a.	Activities performed in connection with the contractual arrangement qualify as research and development as defined by FASB Statement No. 2.

b.	The contractor retains a right to the data and results of the research and development activities.

c.
The contractual arrangement obligates the contractor to perform only on a best-efforts basis to achieve the agreed-upon objectives of the research and development activity, rather than to deliver a product or service meeting defined performance or other (such as design) specifications.

d.
At the inception of the contract, the contractor and the customer enter into the arrangement with the expectation that costs will be incurred in excess of amounts to be funded. This condition will be met if contractual or other documentation specifically evidences acknowledgment of this expectation by both the contractor and the customer. Implicit in this condition is the existence of significant uncertainty at the date the contractor enters into the arrangement regarding the likelihood of successfully securing follow on contracts related to the research and development activity.

e.	The research and development arrangement is not combined with other contracts or segmented in accordance with paragraphs .35—.42 of SOP 81- 1.
f.
The federal government is the sole or principal expected ultimate customer (including foreign military sales) for the research and development activity or products directly resulting from the R&D activity subject to the arrangements.”

For the DARPA Phase II agreement, we did not meet Paragraph 3.53(d) above as we expected that our costs would be less than the amounts to be funded, as indeed was the case. We met all of the above factors for the DARPA Phase III agreement. Paragraph 3.54 states:
“Furthermore, because of the cost-sharing nature of these fixed-price R&D arrangements, the amounts funded by the customer should be recognized as an offset to the contractor’s aggregate R&D expense rather than as contract revenues.”
Paragraph 3.55 further states:
“If any of the conditions described in paragraph 3.53 are not met, the types of arrangements described in paragraph 3.50 should be accounted for in conformity with the guidance contained in the section of this chapter titled ‘Determining a Basic Accounting Policy for Government Contracts.’ In other words, contracts to deliver a product or perform a service to the buyer’s specifications should be accounted for under the percentage-of-completion method or, if appropriate, the completed-contract method of accounting.”
As such, we believe that if the expected reimbursement is in excess of expected cost, that factor should be considered to determine the appropriate accounting.

Staff Comment:
4.
We further note that you have provided disclosures in Note 18 related to the research and development contracts that provides investors with the gross amounts spent on research and development and the amounts classified as cost of sales or reimbursed research and development which reconciles to the amount of net research and development expenses in your Statements of Operations. However, it is not clear in your disclosure the amounts related to each (i.e. amounts classified as cost of sales versus amounts related to reimbursed research and development.) Tell us how you considered separately stating in your disclosure the amount of research and development expense included in cost of sales and the amount of research and development expense reimbursed so that an investor can clearly determine the amounts related to each.

Company Response:
We do present a table which reconciles our net research and development expenses as presented in our Statements of Operations to the gross research and development expenses, amounts included in cost of product revenue, and reimbursed research and development (recorded as an offset to gross research and development expenses). For example, this detailed tabular analysis is in Management’s Discussion and Analysis under the caption “Research and Development” on page 36 of our 2007 Form 10-K, and similar presentations have been included in our Form 10-K and 10-Q filings for a number of prior years. The actual notes to the financial statements present a more summarized reconciliation of the components (see, for example, Note 18 in our 2007 Form 10-K).
Staff Comment:
Exhibits
5.
We note your response to comment 9 of our letter dated August 21, 2008, as it relates to contracts with your limited or sole source suppliers, including software licensors. In those instances where you have ongoing agreements with suppliers, please tell us whether the agreements include a continuing commitment or obligation to buy or sell goods or services. Also, please tell us the largest part of your requirements for goods and services represented by a single agreement, given your conclusion that none of these agreements covers the purchase of the major part of your requirements. Finally, please provide supplement support for your statement that you are not substantially dependent on any of these agreements, in light of the 18% decrease in your product revenue attributable to delays in product development and component availability in 2007.

Company Response:
We confirm that, in those instances where we have an agreement with a sole or limited source supplier, those agreements do not contain any obligation to purchase or sell goods or services. As explained in our September 12, 2008 letter, these are framework or base agreements that contain basic terms and conditions. The actual purchase and sale transactions, including pricing, delivery and specific transaction terms, are covered by separately issued purchase orders. Many other such suppliers provide us with goods and services only by purchase order with no such framework or base agreement in place. In 2007, the largest supplier with which we had such a framework agreement was responsible for approximately 10.5% of our expenditures for goods and services in that year (and this supplier is expected to represent less than 8% of our 2008 expenditures), with no other supplier with such an agreement being responsible for as much as 8% of our 2007 expenditures for goods and services. We also note that our largest volume of business was with a supplier (representing 13.5% of our 2007 expenditures) with which we have no framework or base agreement, with all of our purchases solely by purchase orders. Given these volumes, we believe that none of these individual supply arrangements are properly characterized as representing “the major part” of our requirements for goods or services.
You noted our 18% decrease in product revenue from 2006 to 2007. Our product revenue is variable from year-to-year: 2006 product revenue was 7% higher than 2005 product revenue, which in turn was 59% higher than 2004 product revenue, which in turn was 45% lower than 2003 product revenue. Quarterly product revenue varies even more dramatically. We note the significant variability in our Management’s Discussion and Analysis under “Key Performance Indicators” and describe the reasons for this variability in our first risk factor, which is principally based on our dependency on a relatively limited number of high value sales transactions coupled with a general revenue recognition policy premised on customer acceptances and completion of all relevant contractual requirements.
Our 2007 revenue declined from 2006 levels for several business reasons. We noted in our 2007 Form 10-K the expected $20 million decline in product revenue due to the end of the DARPA Phase II contract (representing two-thirds of the year-to-year decline). We also noted delays in product development, which for some products, such as the Cray XMT system, were not related to component availability but rather to our delays in completing necessary hardware and software development. For our quad-core Cray XT4 and Cray XT5h systems, we incurred delays in internal product development and in receiving acceptable components, resulting in our inability to deliver completed systems in time for system acceptances to occur by the 2007 year-end. Together component availability and product development issues resulted in delays in recognizing significant revenue that we initially believed we would recognize in 2007. As we expected, virtually all of that delayed revenue has been or will be recognized in 2008, and thus this delayed revenue was not lost.

Our product revenue variability, our reliance on third-party suppliers and the technical challenges we face in developing our products are important business risks that our investors should understand, and our first five risk factors center on them, both in Item 1A and in the second paragraph on page 1 of our 2007 Form10-K (as well in each of our quarterly reports on Form 10-Q). However, these issues and risks have no relationship to our framework or base agreements with some of our sole or limited source suppliers, where the actual purchase transaction is by separate purchase order — and, as stated above, other sole or limited source suppliers provide us with necessary components only through purchase orders. Such agreements would provide no information that would be material to investors. For these reasons, we believe that we are not substantially dependent on these supplier agreements, where we have them, within the meaning of Item 601(b)(10)(ii)(B).
Staff Comment:
6.
We note your response to comment 9 of our letter dated August 21, 2008 as it relates to the DARPA III agreement. It appears that the DARPA III agreement is a multi-year funding commitment that provides an amount of funds that would constitute up to 20% of your annual revenue, were you to account for it as such. Item 601(b)(10)(ii)(B) of Regulation S-K requires a company to file an agreement upon which it is substantially dependent and is not applicable exclusively to agreements for the sale of goods and services. We note that you stress the importance of this contractual relationship throughout your annual report, including in several risk factors where you state that this relationship is critical to your operating results and your ability to implement your product roadmap. In your response letter, please discuss the operational details relating to administration of the DARPA III agreement, such as the number of persons devoted to work under the contract. Tell us what consideration you gave to providing a summary of the material terms of the agreement in your annual report. You should provide us with a copy of the agreement on a supplemental basis to help us better assess your response.

Company Response:
We acknowledge that Item 601(b)(10)(ii)(B) is not limited to contracts to sell products or services or to purchase goods, services or raw materials or to certain intellectual property licenses and agreements. It is, however, limited to contracts upon which our “business is substantially dependent,” a phrase with a dictionary meaning of being a contract on which our “business,” i.e., our continued operations, substantially relies. The Commission has confirmed the narrow scope of this phrase by the illustrative examples of “continuing contracts to sell the major part” of our products or services or to purchase “the major part” of our requirements for goods, services or raw materials.
As we noted in our September 12, 2008, response, to be required to be filed under Item 601(b)(10)(ii)(B), a contract must meet this high standard, which is a much higher standard than a contract with a 10% customer under Item 101(c)(vii) or a contract constituting a “significant factor” that makes an investment in a company “speculative or risky” under Item 503(c). Contracts may be important to a company without being required to be filed under this item. This is clear from the distinction that “material” contracts, if not in the ordinary course, must be filed under Item 601(b)(10)(i) but ordinary course contracts, even if otherwise material, do not have to be filed unless meeting the specific “business is substantially dependent” standard.

This higher standard is illustrated by the Item 601(b)(10)(ii)(B) language requiring a “continuing contract” and the sale or purchase of “the major part” of products or requirements, not “a” major part, thus stating an “over 50%” requirement. Other registrants have reviewed the history of Item 601(b)(10) and concluded that only contracts of an “extraordinary nature” or contracts upon which a company depends to such a level that, if the agreement were to terminate, the company would be materially adversely affected and its future viability would be in jeopardy, meet this standard. See issuer responses by AK Steel Corporation, filed on November 6, 2002, and Remington Oil and Gas Corporation, filed on November 12, 2003.
Under this standard, our “business” is not “substantially dependent” upon the DARPA Phase III contract. The contract does not reflect “the major part” of our activities and, in the unlikely event the contract were terminated before its end, our viability as an ongoing entity would not then be in jeopardy.
Under no relevant metric does the Phase III contract constitute “the major part” of our activities. As we noted in our September 12, 2008 response, if we had accounted for the 2007 proceeds of $28 million from the DARPA Phase III contract as revenue (as we had for the DARPA Phase I and II contracts), it would have represented 13% of 2007 revenue and just over 17% of 2007 product revenue. This funding constitutes less than a third of our total 2007 gross research and development activity. In 2007, we had an average of approximately 104 employees working essentially full-time on the DARPA Phase III program, which represents 13% of our employees. While these numbers are of importance, they do not reflect “the major part” of our business operations.
We also described in our September 12 reply the potential effect of a termination of this contract, even though we believe such a termination is unlikely. As we noted, a termination would be based on the conclusion, either by ourselves or DARPA, that the supercomputer system being developed under our Phase III contract, which is planned to be ready in the 2011 to 2012 timeframe, would not then be compelling from a business or technology perspective and would not justify continued expense or funding. This is an evaluation that we, and all other technology companies, make of each of our systems in development, whether or not government-funded, in reviewing the market’s need for the system’s features and capabilities, the anticipated return in revenue, the expense in completing that development and the alternatives or opportunity costs for the required personnel and resources needed to complete the development. When there is an adverse determination concerning the future of a system or certain of its features, and if the program were funded, we would work with the funding agency to redefine a system that meets the needs of the funding agency and ourselves and to obtain funding in whole or in part. In these circumstances, we also would consider development of a less expensive system or features and/or a more marketable system or features, and other changes in our strategic approach, and make such changes in our product roadmap and development schedule that we believe appropriate in the circumstances. This is an ongoing management function for all of our development programs, including the DARPA Phase III contract.

As we have described elsewhere in our 2007 Form 10-K, a termination of the DARPA Phase III contract would likely reduce our level of expected research and development expenses in future years and would have an adverse effect in early years. We note that, even if we had to reduce expenses through an employee reduction in the range of the average number of our employees working essentially full-time on the DARPA Phase III agreement in 2007, such a reduction would be no greater than separate employee reductions in 2004 and 2005 that had no relationship to a DARPA contract. We believe we have adequate resources and alternatives available that a termination of the DARPA Phase III contract would not increase our future viability risk significantly.
For these reasons, we believe that our business is not substantially dependent, as the Commission has given meaning to that term, on the DARPA Phase III contract, and that therefore the contract is not required to be filed under Item 601(b)(10)(ii)(B).
We respectfully disagree with the Staff statement that: “We note that you stress the importance of this contractual relationship throughout your annual report, including in several risk factors where you state that this relationship is critical to your operating results and your ability to implement your product roadmap.”
Our discussion of the DARPA Phase III contract in our 2007 Form 10-K is centered in one risk factor dealing with the risks associated with all of our government-funded programs. The DARPA Phase III contract is mentioned in only one other risk factor where we discuss the lengthy and technically challenging processes inherent in all of our product development efforts, including among others our Cascade development program under the Phase III award. We have two passing references to the DARPA Phase III program in our “Business” description, one to note the DARPA initiative in general as an example of the U.S. response to the funding of supercomputing technology development by governments in other countries, and a second reference that we consider the Phase III award as validating our Adaptive Supercomputing initiative along with the flat statement that the award co-funds our Cascade development program implementing that vision. That statement is repeated in our “Management’s Discussion and Analysis” under Item 7 as part of our “Overview and Executive Summary” and in our discussion of “operating expenses” as one of our “key performance indicators” where we stated that the award, although in line with our long-term development strategy, will likely result in potentially large increases in research and development expenditures, both in gross and net terms, in future periods. We also discuss the Phase III program where it is relevant to our accounting policies, in both Item 7 and in the financial statement notes, and, finally, as part of the discussion of our research and development expenses in our discussion of our operating results under Item 7.

As noted above, we have one risk factor that concerns the impact of delayed, reduced or lost government support for development of our supercomputer systems. We believe that this is fair disclosure under Item 503(c). That risk factor covers all of our government-funded programs, including our Cray XMT and our BlackWidow development programs and not solely the DARPA programs, and is similar to the discussions of the Red Storm project in our earlier Form 10-Ks. This risk factor discussion of possible adverse impacts is stark but follows Staff guidance not to include mitigating language in the risk factor disclosure.
For these reasons, we reject the contention that these statements constitute an emphasis on the DARPA Phase III contract “throughout” our 2007 Form 10-K. We believe our descriptions demonstrate that we consider the DARPA contracts and all of our other development contracts to be part of our normal course of business. We do not consider our discussion in one risk factor and the appropriate factual passing references to the Phase III award described above as somehow elevating the contract to one on which our business is substantially dependent within the narrow scope of Item 601(b)(10)(ii)(B).
We believe that our 2007 Form 10-K contains a proper summary of the material terms of the DARPA Phase III contract, including its length; our co-funding requirements; the requirement of ten milestones and our status in meeting those milestones; the anticipated impact of the contract, both favorable and adverse; the risks associated with a possible termination of the contract; and that we have requested amendments to the Phase III contract. We believe that this description is most properly dealt with as part of our risk factor discussion dealing with government-funded programs, as described above. We have updated that risk factor and this description in each of our subsequently filed SEC periodic reports.
We administer the DARPA Phase III award using the same general approach as each of our development programs, whether or not government-funded. We have a project leader and certain program leads. These development teams form a matrix organization across our engineering and other technical organizations. The development program is defined in great detail in terms of many smaller specific tasks along an interrelated time scale. Personnel are assigned to these tasks as necessary and available, with the program leads and the engineering and technical organization heads, such as, for example, our vice presidents responsible for hardware engineering and software engineering, coordinating the personnel available for these tasks and/or tasks under our other concurrent development programs. Employees transition onto and off each development program as tasks arise and are completed. During all of this, the program leads are conducting monthly progress reviews with DARPA as well as submitting periodic status reports to DARPA and, when appropriate, conducting milestone reviews for acceptance (and payment) by DARPA; the program leads on our other development programs are similarly managing personnel and, if a government-funded program, conducting similar reviews with and submitting similar reports and conducting milestone or payment reviews with the appropriate funding agencies. The number of personnel who work on a specific development program, including the DARPA Phase III program, changes on an ongoing basis, with some essentially working full-time on a specific program and others working on a part-time basis on each of several programs. In 2007, for example, we had at the end of the first quarter approximately 72 employees working essentially full-time on the DARPA Phase III program, 100 employees essentially working full-time at the end of the second quarter, 94 employees working essentially full-time at the end of the third quarter, and about 148 employees working essentially full-time at the end of the year.

As you requested, we have supplementally provided the Staff with a copy of the DARPA Phase III contract, as amended to date.
Please contact me if you require additional information or desire to discuss the foregoing responses (phone: 206-701-2168, facsimile: 206-701-2218; email: brianh@cray.com).
Yours truly,
/s/ Brian C. Henry
Brian C. Henry
Executive Vice President and
Chief Financial Officer

cc.
Peter J. Ungaro, Chief Executive Officer and President
Kenneth W. Johnson, Senior Vice President and General Counsel
Kenneth D. Roselli, Corporate Controller and Vice President
Cray Inc. Audit Committee
David C. Lee, Peterson Sullivan PLLC
L. John Stevenson, Jr., Stoel Rives LLP